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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIBERTÉ INVESTORS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

CUSIP Number of Issuer
530154-10-3

(Cusip Number)

Gerald J. Ford Hunter’s Glen/Ford, Ltd. 200 Crescent Court, Suite 1350 Dallas, Texas 75201 (214) 873-5131	With a Copy to: Michael M. Boone Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530154-10-3			Page 2 of 9

1.	Name of Reporting Person: Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek Revocable Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 763,800

		8.	Shared Voting Power: 8,002,439

		9.	Sole Dispositive Power: 763,800

		10.	Shared Dispositive Power: 8,002,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,362,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.47%[1]

14.	Type of Reporting Person (See Instructions): IN

[1]	Based on 20,589,430 shares outstanding as of September 22, 2003, as reported in the Liberté Investors Inc. Form 10-K filed September 26, 2003.

CUSIP No. 530154-10-3			Page 3 of 9

1.	Name of Reporting Person: Hunter‘s Glen/Ford, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,002,439

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,002,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,362,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.47%[1]

14.	Type of Reporting Person (See Instructions): PN

[1]	Based on 20,589,430 shares outstanding as of September 22, 2003, as reported in the Liberté Investors Inc. Form 10-K filed September 26, 2003.

CUSIP No. 530154-10-3			Page 4 of 9

1.	Name of Reporting Person: Ford Diamond Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,002,439

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,002,439

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,362,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.47%[1]

14.	Type of Reporting Person (See Instructions): CO

[1]	Based on 20,589,430 shares outstanding as of September 22, 2003, as reported in the Liberté Investors Inc. Form 10-K filed September 26, 2003.

CUSIP No. 530154-10-3			Page 5 of 9

1.	Name of Reporting Person: Jeremy B. Ford		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 596,500

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 596,500

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 596,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9%[1]

14.	Type of Reporting Person (See Instructions): IN

[1]	Based on 20,589,430 shares outstanding as of September 22, 2003, as reported in the Liberté Investors Inc. Form 10-K filed September 26, 2003.

CUSIP No. 530154-10-3	Page 6 of 9 Pages

     This Amendment No. 4 to Schedule 13D is being filed by Gerald J. Ford, as an individual and as sole trustee of the Turtle Creek Revocable Trust (“Turtle Creek”), Ford Diamond Corporation, a Texas corporation (“Ford Diamond”), and Hunter’s Glen/Ford, Ltd., a Texas limited partnership (“Hunter’s Glen”), and Jeremy B. Ford to amend the Amendment 3 to Schedule 13D dated October 24, 2000 filed by Gerald J. Ford, as an individual and as sole trustee of Turtle Creek, Ford Diamond, Hunter’s Glen and Jeremy B. Ford to amend Gerald J. Ford’s, Hunter’s Glen’s, Turtle Creek’s, Ford Diamond’s and Jeremy B. Ford’s Items 5 and 6 of Schedule 13D.

     Hunter’s Glen, an affiliate of Gerald J. Ford, has entered into a Backstop Agreement dated December 15, 2003 by and between Liberté Investors Inc., a Delaware corporation (the “Company”), and Hunter’s Glen (the “Backstop Agreement”). In addition, Hunter’s Glen and Turtle Creek have entered into a Voting Agreement dated December 15, 2003 by and among the Company, USAuto Holdings, Inc., a Delaware Corporation (“USAuto”), Hunter’s Glen and Turtle Creek (the “Voting Agreement”). Ford Diamond executed the Backstop Agreement and Voting Agreement as one of the general partners of Hunter’s Glen. In addition, this Amendment No. 4 also updates generally the information set forth in the Schedule 13D as previously amended to reflect, as appropriate, various immaterial changes that have occurred in such information since October 24, 2000, the date of Amendment No. 3 to Schedule 13D. Unless set forth below, all previous Items are unchanged.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

     Because of their affiliation with Gerald J. Ford, Hunter’s Glen, Ford Diamond and Turtle Creek, as well as Gerald J. Ford individually, each may be deemed to beneficially own 9,362,739 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), which represents approximately 45.47% of the Company’s outstanding Common Stock. This number includes all shares owned by Jeremy B. Ford, the son of Gerald J. Ford, which may be deemed to be beneficially owned by Gerald J. Ford and any entity affiliated with Gerald J. Ford.

     Jeremy B. Ford may be deemed to be the beneficial owner of 596,500 shares of the Company’s Common Stock, which represents approximately 2.9% of the Company’s outstanding Common Stock.

CUSIP No. 530154-10-3	Page 7 of 9 Pages

(b)

	Sole Voting	Shared Voting	Sole Dispositive	Shared Dispositive
	Power	Power	Power	Power

Gerald J. Ford, individually and as the sole trustee and sole grantor of Turtle Creek
Revocable Trust	763,800	9,362,739	763,800	9,362,739
Hunter’s Glen/Ford, Ltd.	0	9,362,739	0	9,362,739
Ford Diamond Corporation	0	9,362,739	0	9,362,739
Jeremy B. Ford	596,500	0	596,500	0

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby supplemented as follows:

     On December 15, 2003, Hunter’s Glen and the Company entered into the Backstop Agreement whereby Hunter’s Glen agreed to: (i) subscribe for and exercise its pro rata share of rights offered in a proposed rights offering by the Company and (ii) subscribe for and exercise any rights that remain unsold in the rights offering. Subject to approval by the Company’s stockholders, the terms of the proposed rights offering, as approved by the Company’s Board of Directors, include offering to its stockholders (as of a certain record date) the right to purchase an additional 0.61 shares of the Company’s Common Stock per share of Common Stock that each stockholder of the Company owns as of the record date established for the rights offering at a price of $4.00 per share.

     In addition, on December 15, 2003, Hunter’s Glen and Turtle Creek entered into a Voting Agreement whereby Hunter’s Glen and Turtle Creek agreed: (i) to vote all shares of the Company’s Common Stock owned, whether beneficially, of record or both, by Hunter’s Glen and Turtle Creek and all other shares of the Company’s Common Stock or voting capital stock or rights with respect thereto acquired (either beneficially, of record or both) by Hunter’s Glen and Turtle Creek whether upon the exercise of options or warrants or conversion of convertible securities or otherwise (the “Voting Shares”), in each case in favor of the following matters that are to be submitted to the Company’s stockholders: (A) the issuance of up to 14,000,000 shares of the Company’s Common Stock as partial consideration under the Agreement and Plan of Merger by and among the Company, USAH Merger Sub, Inc, a Delaware corporation and a wholly-owned subsidiary of the Company, USAuto, and the stockholders of USAuto dated December 15, 2003, (B) the proposed amendment and restatement of the Company’s certificate of incorporation, (C) the proposed amendment to the Company’s 2002 Long Term Incentive Plan to increase the number of shares reserved for issuance thereunder and (D) the election of two persons to the Company’s Board of Directors, and (ii) that in the event either Hunter’s Glen or Turtle Creek should fail to vote its Voting Shares in accordance with the Voting Agreement, to appoint USAuto as Hunter’s Glen’s or Turtle Creek’s proxy to vote all of the Voting Shares of Hunter’s Glen or Turtle Creek.

CUSIP No. 530154-10-3	Page 8 of 9 Pages

     Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby supplemented as follows:

     Exhibit 99.1 Backstop Agreement dated December 15, 2003 by and between Liberté Investors Inc., a Delaware corporation, and Hunter’s Glen/Ford, Ltd., a Texas limited partnership.

     Exhibit 99.2 Voting Agreement dated December 15, 2003 by and among Liberté Investors Inc., a Delaware corporation, Hunter’s Glen/Ford, Ltd., a Texas limited partnership, and Turtle Creek Revocable Trust.

CUSIP No. 530154-10-3	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

December 15, 2003	/s/ Gerald J. Ford

Gerald J. Ford, as an individual and as sole trustee of the Turtle Creek Revocable Trust

December 15, 2003	FORD DIAMOND CORPORATION, a Texas corporation

	By:	/s/ Gerald J. Ford

Name:Gerald J. Ford Title:President

December 15, 2003	HUNTER’S GLEN/FORD, LTD., a Texas limited partnership

	By:	/s/ Gerald J. Ford

Name:Gerald J. Ford Title:President

December 15, 2003	/s/ Jeremy B. Ford

Jeremy B. Ford